UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

July  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-15 July 14, 2004

DESCRIPTION:

Queenstake Reports Improved Production in Second Quarter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

                     (Registrant)

Date  July 14,  2004

By         “Jack Engele”

                (Signature)

     Jack Engele, Vice President Finance

             Queenstake Resources Ltd.

News Release 2004-15

July 14, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE REPORTS IMPROVED PRODUCTION IN SECOND QUARTER

DENVER, COLORADO – July 14, 2004 – Queenstake Resources Ltd. (TSX:QRL) reports that second quarter production at its wholly owned Jerritt Canyon Mine in Nevada was 61,247 ounces of gold, an increase of 26% over the first quarter.  During the quarter, the mill processed 323,782 tons of ore at an average grade of 0.208 ounces/ton.  Process recoveries averaged 91%.  Production increased steadily during the quarter as recovery from adverse winter conditions was achieved; June production was 25,090 ounces.

Weather conditions in April continued to adversely affect production, while some difficulties were experienced in stope dilution and in maintaining development sequencing.  These issues were fully resolved by June and there are now substantial blocks of ore in both the SSX and Smith mines developed for production.  Recently achieved production levels are expected to be maintained or increased, leading to increased production levels in both the third and fourth quarters.  Production for the year is still expected to total 275,000 to 280,000 ounces.

Meanwhile, long term development of two new reserve areas and their associated resources is on schedule for an increase in total mined tonnage during the first part of next year to be achieved.  The new Steer mine portal was collared in April and development advances currently total some 700 feet from the portal. Definition and exploration drilling will soon begin.  At Mahala, the access drift from the Smith Mine has now advanced more than half way to the reserve and it is expected that by early September, drilling of the Mahala resource and reserve can commence.  Results of drilling in these two areas will be included in a new reserve estimate at the end of this year.

The Company’s exploration program for this year, budgeted at $8 million, is now in full swing, with eight surface drill rigs in operation supported by three underground diamond drills.  The Starvation Canyon area, which earlier this year yielded drill intersections in excess of 1 ounce per ton over 15 feet, is a primary focus of exploration activity, but numerous other areas are being drill tested as well.  Considerable delays are being experienced in obtaining assay results from commercial laboratories.

Second quarter financial results are scheduled to be released August 13, 2004 at which time the Company will host a conference call to discuss production and financial results, together with an update on development and exploration programs.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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